EXHIBIT 7


                            STATE OF NORTH CAROLINA
                              UTILITIES COMMISSION
                                    RALEIGH

                            DOCKET NO. E-7, SUB 700

                 BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

                 In the Matter of
Application of Duke Energy Corporation for Authorization   )     ORDER APPROVING
under  North  Carolina General Statute Sections 62-111     )     MERGER AND
and  62-161  to  Engage in and Issue Common Stock in       )     ISSUANCE OF
Connection with the Acquisition of Westcoast Energy Inc.   )     SECURITIES

     HEARD  IN:     The  Commission  Hearing  Room,  Dobbs  Building,  430 North
                    Salisbury  Street,  Raleigh,  North  Carolina

     BEFORE: Commissioner Sam J. Ervin, IV, Presiding, Chair Jo Anne Sanford, and Commissioners J. Richard Conder, Robert V. Owens, Jr., Lorinzo L. Joyner, James Y. Kerr, II, and Michael S. Wilkins

     APPEARANCES:

          For  Duke  Energy  Corporation:

                    Robert W. Kaylor, Law Offices of Robert W. Kaylor, P.A., 225 Hillsborough Street, Suite 480, Raleigh, North Carolina 27603

                    Clarence  W.  Walker,  Kennedy  Covington Lobdell & Hickman,
                    L.L.P., 100 N. Tryon Street, Suite 4200, Charlotte, North Carolina 28202-4006

          For  Carolina  Utility  Customers  Association,  Inc:

                    James P. West, West Law Offices, P.C., 434 Fayetteville Street Mall, Suite 1735, Raleigh, North Carolina 27601

          For  the  Using  and  Consuming  Public:

                    Antoinette R. Wike, Public Staff - North Carolina Utilities Commission, 4326 Mail Service Center, Raleigh, North Carolina 27699-4326

                    Leonard G. Green, North Carolina Department of Justice, P.O. Box 629, Raleigh, North Carolina 27602

     BY THE COMMISSION: This matter comes before the North Carolina Utilities Commission (the Commission) on the Application, as amended, of Duke Energy Corporation (Duke Energy) for approval, pursuant to Sections 62-111 and 62-161 of the North Carolina General Statutes, to engage in and issue securities in connection with a business transaction with Westcoast Energy Inc. (Westcoast).

                               PROCEDURAL HISTORY

     Duke Energy originally filed its Application on October 10, 2001, pursuant to G.S. 62-161, for approval to issue securities in connection with a business combination transaction with Westcoast. On November 7, 2001, upon motion by the Public Staff, the Commission issued an Order directing that Duke Energy file an amendment to the Application seeking approval of the Westcoast transaction pursuant to G.S. 62-111(a). On November 9, 2001, Duke Energy filed the amendment under protest and without waiver of its position that G.S. 62-111 (a) is inapplicable to the Westcoast transaction, and reserved an exception from the Commission's Order, Duke Energy also sought a waiver of the filing requirements of the Commission's November 2, 2000, Order in Docket No. M-100, Sub 129 (the merger filing requirements).

     The Public Staff presented the matter to the Commission at its regular Staff Conference on November 26, 2001. The Public Staff recommended that the Commission grant Duke Energy's request for a waiver of the merger filing requirements and proposed a set of nine conditions (the Conditions) to be attached to any Commission order approving the transaction, which Duke Energy agreed to and accepted. The Public Staff recommended that subject to the Conditions, the Commission issue an order finding that the proposed acquisition is justified by the public convenience and necessity as required by G.S. 62-111
(a) and that the issuance of securities in connection with the transaction meets the statutory criteria set forth in G.S. 62-161(b).

     Carolina Utility Customers Association, Inc, (CUCA) appeared at the Staff Conference and argued that the Commission should set an evidentiary hearing on the Application and require the filing of a cost-benefit analysis as required by the merger filing requirements. By Order dated November 30, 2001, the Commission scheduled a public hearing to begin at 10:00 am on Wednesday, January 16, 2002, required public notice, and established dates for prefiling of testimony. The Commission also required the filing of a cost-benefit analysis by Duke Energy, but waived the filing of a market power study.

          Three parties intervened in this docket. The Public Staff Intervened and participated pursuant to G.S. 62-15(d) and Commission Rule R1-19(e). CUCA filed a petition to Intervene on October 26, 2001 and the Commission allowed the intervention by


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Order  dated  January  15, 2002. The Attorney General intervened on December 21,
2001  pursuant  to  G.S.  62-20.

     The matter came on for hearing as scheduled, with all parties present and represented by counsel. David L. Hauser, Senior Vice President and Treasurer of Duke Energy Corporation, and Steven K. Young, Vice President, Rates and Regulatory Affairs of Duke Power, a division of Duke Energy, presented testimony for Duke Energy as a panel. The Public Staff presented the testimony of its consultant, Ben Johnson, Ph.D. CUCA presented the testimony of Kevin W. O'Donnell, CFA. No other party presented witnesses and no public witnesses appeared at the hearing.

     After review of Duke Energy's verified Application, the testimony, exhibits and record as a whole, the Commission makes the following:

                                FINDINGS OF FACT

     1. Duke Energy is a North Carolina corporation headquartered in Charlotte and authorized by its articles of incorporation to engage in the business of generating, transmitting, distributing and selling electric power and energy. It is a public utility under the laws of North Carolina, and its operations in this state are subject to the jurisdiction of the Commission. With respect to the acquisition of Westcoast, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction under State law and the Commission intends to exercise such authority. Duke Energy is also a public utility under the laws of South Carolina, and its operations in that state are subject to the jurisdiction of the Public Service Commission of South Carolina. It is also a public utility under the Federal Power Act, and certain of its operations are subject to the jurisdiction of the Federal Energy Regulatory Commission. Duke Energy and its subsidiaries and affiliates engage in a broad range of energy and energy-related businesses throughout the United States and worldwide.

     2. Duke Energy proposes to acquire Westcoast through a share exchange mechanism described in detail in Duke Energy's verified Application and the exhibits thereto. In connection with the acquisition, cash, shares of Duke Energy common stock (Common Stock) and Exchangeable Shares (as defined below) will be exchanged for all of the outstanding common shares of Westcoast at the effective time of the transaction.

     3. Westcoast, a Canadian corporation headquartered in Vancouver, British Columbia, is a North American energy company. Its interests include natural gas gathering, processing, transmission, storage and distribution, as well as power generation and international energy businesses.

     4. Duke Energy, certain of its affiliates and Westcoast have entered into an Amended and Restated Combination Agreement dated as of September 20, 2001 (the


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Combination  Agreement),  which  was  filed  as  Duke  Energy  Exhibit  1.  The transaction will be effected through a court-approved plan of arrangement in Canada (the Plan of Arrangement) and is subject to, among other things, approval by the holders of Westcoast common shares and options as well as obtaining various regulatory approvals. As described in the Plan of Arrangement, the transaction provides for the acquisition of all outstanding common shares of Westcoast by an indirect, wholly-owned Canadian subsidiary of Duke Energy in exchange for a combination of cash, shares of Common Stock and Exchangeable Shares of a Canadian subsidiary of Duke Energy. Duke Energy plans to finance the cash portion of the transaction largely by the issuance of equity-linked securities, pursuant to authority granted or to be granted by the Commission in Docket No. E-7, Sub 707.

     5. Under the terms of the Plan of Arrangement, each common share of Westcoast would be exchanged, at the election of each Westcoast shareholder, for
(i) Cdn$43.80 in cash or (ii) a portion of a share, based on an exchange ratio, of either Common Stock or shares of a newly created Canadian subsidiary of Duke Energy that are exchangeable for Common Stock (the "Exchangeable Shares") or
(iii) a combination of such consideration. Elections to receive cash, stock or a combination will be subject to proration so that the aggregate consideration will consist of approximately 50 percent cash and approximately 50 percent stock. For common shares of Westcoast exchanged for stock, the exchange ratio will be determined based on the 20-day weighted average trading price of Common Stock on the New York Stock Exchange during a trading period prior to the closing of the acquisition, subject to (i) a maximum exchange ratio of 0.7711 if the weighted average trading price of the Common Stock is equal to or less than $36.88; and (ii) a minimum exchange ratio of 0.6119 if the weighted average trading price of the Common Stock is equal to or more than $46.48. The precise number of shares of Common Stock to be Issued in the transaction will be determined at the end of the 20-day trading period and prior to closing.

     6. A Westcoast shareholder who is a Canadian resident and desires stock consideration can elect to receive either Common Stock or Exchangeable Shares. The Exchangeable Shares are the economic and voting equivalent of Common Stock and provide the opportunity for a tax-deferred exchange under the Plan of Arrangement for holders of Westcoast common shares that are Canadian residents. A Westcoast shareholder who is not a Canadian resident and desires stock consideration may only receive Common Stock. The Exchangeable Shares are more fully described in the next section below.

     7. At the consummation of the transaction, Duke Energy will issue a number of shares of Common Stock equivalent to the number of Exchangeable Shares issued pursuant to the elections of the Westcoast shareholders, subject to the proration provisions of the Plan of Arrangement, to be held in trust pursuant to the Voting and Exchange Trust Agreement as described below. Upon the exchange, retraction or


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
redemption of any Exchangeable Shares for Common Stock, the trustee will concurrently therewith distribute an equivalent number of shares of Common Stock held by the trustee to Duke Energy for issuance to the former holder of the Exchangeable Shares such that the number of shares of Common Stock held by the trustee will at all times equal the number of Exchangeable Shares outstanding.

     8. The terms of the Exchangeable Shares, and Duke Energy's obligations with respect to those shares, are more fully described in the Combination Agreement and the forms of the Support Agreement and the Voting and Exchange Trust Agreement attached to the Combination Agreement. Duke Energy Exhibit 4 is a summary of the significant terms of the Support Agreement and the Voting and Exchange Trust Agreement.

     9. As described further in Duke Energy Exhibit 2, a total of between approximately 37,754,000 and approximately 49,852,000 shares of Common Stock will be issued under the Plan of Arrangement, representing a maximum of approximately 6.4% of the currently outstanding Common Stock. Duke Energy will also assume Westcoast employee stock options outstanding at the effective time of the transaction, which stock options will cover up to between approximately 5,093,000 and 7,077,000 additional shares of Westcoast common stock. Duke Energy would therefore reserve up to 5,457,354 shares of Common Stock for stock options.

     10. The number of shares of Common Stock Issued and reserved is subject to change prior to the effective time of the Plan of Arrangement depending upon the exchange ratio as determined at such time, options granted and exercised, and shares of Westcoast common stock issued under its dividend reinvestment plan.

     11. Duke Energy will not issue or reserve more shares of Common Stock under the authority granted in this docket than required under the Plan of Arrangement.

     12. As a result of the transaction, the former Westcoast shareholders will become shareholders of Duke Energy, and an indirect, wholly-owned Canadian subsidiary of Duke Energy will become the sole shareholder of Westcoast. The transaction will be accounted for as a purchase.

     13. The estimated expenses to be incurred as a result of the transaction are $20 million, or less than 0.6% of the value of the consideration Duke Energy will pay to acquire Westcoast.

     14. At closing, which will occur only after receipt of all required Canadian, U.S. state and U.S. federal approvals, Duke Energy will retain its current corporate form and will continue to own all its pre-acquisition assets. There will be no change of control of Duke Energy or any of its electric franchises.


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
     15. Westcoast's debt will remain the obligation of Westcoast, without any guarantees of such debt from Duke Energy.

     16. The transaction, and the issuance of the securities described herein, will not adversely affect Duke Energy's North Carolina retail electric operations or customers. The transaction will have a positive effect on Duke Energy's consolidated financial condition and on its ability to thrive in a rapidly changing energy environment and will benefit Duke Energy's North Carolina retail customers.

     17. The Conditions recommended by the Public Staff, which are set forth in Attachment 3 to Public Staff witness Johnson's testimony, are appropriate and sufficient safeguards to ensure that the acquisition of Westcoast and the issuance by Duke Energy of its securities in connection therewith, will not adversely affect Duke Energy's retail rates, will be consistent with the proper performance by Duke Energy of its service to the public, will not impair its ability to perform that service, will be compatible with the public interest and will be justified by the public convenience and necessity.

             EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 1-3

     The evidence supporting these findings of fact is contained in the verified Application, the Combination Agreement, the Commission's files and records regarding this proceeding, and the testimony of Duke Energy's witnesses, including Duke Energy's Exhibits 1 through 15. These findings are essentially informational.

              EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 4-8

     The evidence supporting these findings of fact is found in Duke Energy's verified Application, the Combination Agreement, the testimony of Duke Energy witness Hauser and Duke Energy Exhibits 1 through 7, and the testimony of Public Staff witness Johnson.

            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 9-11

     The evidence supporting these findings of fact is found in Duke Energy's verified Application, the Combination Agreement, the testimony of Duke Energy witness Hauser and Duke Energy Exhibits 1, 2 and 3. Witness Hauser testified that the number of shares of Duke Energy Common Stock to be issued in the transaction will vary within maximum and minimum limits according to a formula based on the market price of Duke Energy Common Stock during a fixed trading period. Duke Energy Exhibit 3 specifies the calculation of the exchange rate. In its verified Application, Duke Energy committed that it will not issue more shares than are required by the Plan of Arrangement.

     The Commission concludes that, given the variable nature of the exchange rate formula and Duke Energy's commitment to issue no more shares than are required by the


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
Plan of Arrangement, this is a reasonable and appropriate way to seek approval under G. S. 62-161.

            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 12-17

     The evidence supporting these findings of fact is found in Duke Energy's verified Application, the Combination Agreement, and in the testimony of Duke Energy witnesses Hauser and Young and Public Staff witness Johnson.

     Witness Hauser testified that the acquisition of Westcoast meets Duke Energy's strategic objective to be a major provider of total energy services throughout North America, that the transaction is expected to be immediately accretive to Duke Energy's earnings per share and to provide opportunities for increased future earnings growth, that all three of the rating agencies that cover Duke Energy have confirmed that the transaction will result in no change in the ratings applicable to Duke Energy's long-term senior debt securities, that after considerable deliberation Duke Energy's Board of Directors unanimously approved the transaction, and that in his opinion the proposed transaction is justified by the public convenience and necessity.

     In its verified Application, Duke Energy stated that the proposed transaction will result in no change of control of Duke Energy or its public utility franchises.

     Witness Young testified that the only effect of the issuance of Duke Energy Common Stock in the transaction on Duke Energy's unconsolidated financial statements will be an increase in its common stock equity and a corresponding increase in its investments in subsidiaries. He testified that Duke Energy is not assuming any of Westcoast's debt, which will remain the separate obligation of Westcoast. He further testified that the assets owned by Westcoast are largely established gas transmission and distribution assets, and that adding these assets to the consolidated Duke Energy reduces its operating risks. He stated that the addition of Westcoast will significantly increase Duke Energy's size, adding to stability and providing a further safeguard against volatile economic conditions and unexpected adversities.

     Witness Young presented a cost-benefit analysis (Duke Energy Exhibit 14) which sets out the benefits and costs of the proposed transaction and he pointed out that, while none of the transaction costs will be charged to electric operations, Duke Energy's North Carolina retail consumers will receive benefits from the transaction. He stated: "I believe this acquisition will have no adverse effect on Duke Energy's North Carolina electric operations or customers and will allow Duke Energy an opportunity to partially offset future increases in its jurisdictional expenses through synergies in corporate governance costs." Witness Young concluded that in his opinion the issuance of Duke Energy's Common Stock in the transaction is for a lawful object within Duke Energy's corporate purposes, is compatible with the public interest, is necessary or appropriate for, or consistent with, the


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proper  performance  by  Duke  Energy  of its service to the public and will not impair its ability to perform that service, and is reasonably necessary and appropriate for such purpose. He further testified that the transaction is justified by the public convenience and necessity.

     Public Staff witness Johnson testified that he had conducted a detailed analysis of the benefits, costs and risks of Duke Energy's proposed acquisition of Westcoast, and that, while there were potential managerial, credit and regulatory risks associated with the transaction, in his opinion it is "a sound acquisition which offers far more upside potential than it does downside risks," and that the proposed Conditions agreed upon between Duke Energy and the Public Staff would serve to further mitigate the modest risks. Dr. Johnson recommended that the Commission approve the proposed transaction, subject to the Conditions, which are set forth as Attachment 3 to his prefiled testimony.

     There was one discrepancy between the proposed Conditions attached to Dr. Johnson's testimony (Attachment 3) and Duke Energy Exhibit 15 presented by Duke Energy witness Young: Condition No. 9 in Dr. Johnson's Attachment 3 reads as follows:

     (9) It Is further understood that the intent of the foregoing conditions is that Duke Energy's North Carolina retail electric customers be held harmless from any adverse effects of the transaction, and that they receive no fewer benefits from the transaction than are received by customers in other jurisdictions.

This condition as set forth in Duke Energy Exhibit 15 is identical to the above except that it contains the qualifying word "electric" before "customers" in the last line. This discrepancy apparently arose out of a discussion at the November 26, 2001, Staff Conference. Mr. Young testified on cross-examination that Duke Energy would accept the version of Condition No. 9 in Dr. Johnson's Attachment 3 so long as it is understood that any determination of "benefits" and their allocation is based upon a cost causation analysis. Witness Young testified that it would be inappropriate to allocate to Westcoast's natural gas customers benefits that are related strictly to North Carolina electric operations; and it would be inappropriate to allocate to North Carolina retail customers benefits derived solely from natural gas operations in Toronto. He further testified that all required approvals had been obtained in Canada from regulators regulating rates to retail customers, and that no rate decreases had been ordered as a result of the transaction.

     CUCA witness O'Donnell testified that, while he was not opposed to the Duke Energy-Westcoast transaction, and did not believe it would have any adverse consequences to Duke Energy ratepayers in the short-term, he was concerned that in the long-term Duke Energy's continuing growth of its energy business beyond the Carolinas could have an adverse impact on retail electric rates. Witness O'Donnell proposed two conditions in addition to those agreed upon between Duke Energy and the Public Staff:


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
     (1) If Duke files a general rate case or an unbundling rate case any time in the next five years, the Company cannot, for ratemaking purposes, request a debt ratio any lower than 40%; and

     (2) If any regulatory body overseeing retail service in Duke's or Westcoast's territory orders that some of the merger savings be passed on to consumers, Duke would be required to share a pro rata amount of the merger savings with captive North Carolina retail consumers.

     Both witness Young and witness Johnson testified that in their opinion those additional conditions were unnecessary. Mr. O'Donnell admitted on cross-examination that the Commission has authority in a rate case to base rates on a hypothetical or "reasonable" capital structure rather than an applicant's actual capital structure.

     The Commission concludes that, with the Condition Nos. 1 through 9 set out in Attachment 3 to the testimony of Public Staff witness Johnson, Duke Energy's acquisition of Westcoast and the related stock issuance by Duke Energy is for a lawful object within the corporate purposes of the public utility, is compatible with the public interest, is necessary or appropriate for or consistent with the proper performance by Duke Energy of its service to the public and will not impair its ability to perform that service, is reasonably necessary and appropriate for such purpose, and is justified by the public convenience and necessity. The Commission further concludes that Condition No. 9 should be interpreted to apply to benefits arising from the Westcoast acquisition received by customers in other jurisdictions, based on an analysis of any decision of another regulatory agency approving said benefits and other relevant factors. The Commission concludes that the additional conditions proposed by CUCA witness O'Donnell are unnecessary in light of Condition No. 9 and the Commission's inherent power to decide the appropriate capital structure in a ratemaking proceeding.

     IT  IS,  THEREFORE,  ORDERED  that:

     1. With respect to Duke Energy's challenge to the Commission's authority with respect to the Westcoast transaction under G.S. 62-111(a), the Commission holds that it has the authority pursuant to G.S. 62-111(a) to require Duke Energy to make application to the Commission for approval of the Westcoast transaction, and reaffirms its Order dated November 7, 2001, requiring Duke Energy to make such application.

     IT  IS  FURTHER  ORDERED  that:

     1. Duke Energy's Application to engage in a business combination transaction with Westcoast as described herein and to issue its securities in the amounts and the manner set forth herein and in its Application, is approved upon the following Conditions and Duke Energy is ordered to comply with these
Conditions:


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     (a)     All costs of the transaction, and all direct and indirect corporate cost increases, if any, attributable to the transaction, shall be excluded from Duke Energy's utility accounts, and shall also be excluded from utility costs, for all purposes that affect Duke Energy's retail electric rates and charges. For purposes of this condition, the term "corporate cost increases" is defined as costs in excess of the level that Duke Energy would have incurred on a stand-alone basis.

     (b) An amount equal to Duke Energy's net equity investment in Westcoast, i.e., the amount initially recorded as net investment in Westcoast in NARUC Account 123, plus future earnings of Westcoast less dividends paid by Westcoast, will be eliminated from Duke Energy's unconsolidated capital structure for all purposes that affect its North Carolina retail rates and charges.

     (c) To the extent the cost rate of Duke Energy's long-term debt (more than one year), short-term debt (one year or less) or preferred stock is or has been adversely affected by the transaction, through a downgrade or otherwise, a replacement cost rate to remove the effect will be used for all purposes affecting Duke Energy's North Carolina retail rates and charges. This procedure will be effective through Duke Energy's next general rate case. Any future procedures relating to a replacement cost calculation will be determined in the next rate case. This condition does not indicate a preference for a specific debt rating for Duke Energy on a current or prospective basis.

     (d) These conditions do not supersede any orders or directives that have been or will be issued by the Commission regarding the issuance of specific securities by Duke Energy. As with securities issuances prior to the announcement of the transaction, the issuance of securities after the announcement of the transaction does not restrict the Commission's right to review, and if deemed appropriate, adjust Duke Energy's cost of capital for ratemaking purposes for the effect of these securities.

     (e) Long-term debt (more than one year) issued by Duke Energy will be identified as clearly as possible with the assets that are or will be utilized to provide service to customers.

     (f) The cost of capital conditions of this order will apply to Duke Energy's determination of its maximum allowable AFUDC rates, the rates of return applicable to any of Duke Energy's deferral accounts and regulatory assets and liabilities that accrue a return, and any other component of Duke Energy's retail electric cost of service impacted by the cost of debt or preferred stock.

     (g) To the extent that Duke Energy has made commitments to its wholesale customers relating to the transaction, or that commitments are imposed on Duke Energy through an offer, settlement, or as a result of a regulatory order, the effects of which increase Duke Energy's North Carolina retail cost of service or North Carolina retail fuel


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costs  under reasonable cost allocation practices traditionally followed by Duke
Energy and approved by the Commission, the effects of such commitments shall not be recognized for North Carolina retail ratemaking purposes.

     (h) It is understood that the transaction should not cause Duke Energy to be a registered holding company under PUHCA. If Duke Energy or its affiliates engage in acquisitions or other actions that create the possibility of Duke Energy becoming a registered holding company, Duke Energy will notify the Commission at least 30 days prior to taking such actions, will bear the full risk of any preemptive effects of the Federal Power Act or PUHCA, and will take all such actions as the Commission finds necessary and appropriate to hold North Carolina retail ratepayers harmless from such preemption.

     (i) It is further understood that the intent of the foregoing conditions is that Duke Energy's North Carolina retail electric customers be held harmless from any adverse effects of the transaction, and that they receive no fewer benefits from the transaction than are received by customers in other jurisdictions.

     2. If a regulatory body in another jurisdiction orders Duke or Westcoast to pass through benefits of the merger to customers in that jurisdiction, Duke shall file a copy of any such order within thirty (30) days from the date of the issuance.

     3. Approval of this Application does not bind the Commission as to any ratemaking treatment of the securities authorized herein.

     4. This Order shall not, in any way, affect or limit the right, duty, or jurisdiction of the Commission to further investigate and order revisions, modifications, or changes with respect to any provision of this Order in accordance with the law.

     5. With respect to the acquisition of Westcoast, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction under State law and the Commission intends to exercise such authority.

     ISSUED  BY  ORDER  OF  THE  COMMISSION.

     This the 8th day of February, 2002.
              ---

                              NORTH  CAROLINA  UTILITIES  COMMISSION

                              /s/  Geneva  S.  Thigpen

                              Geneva  S.  Thigpen,  Chief  Clerk


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